NEWS RELEASE 05-29	October 19, 2005

FRONTEER CUTS MORE HIGH GRADE SILVER AT KIRAZLI GOLD PROJECT, NORTHWEST TURKEY

Fronteer Development Group Inc (“Fronteer”) (FRG–TSX / AMEX) continues to discover new, near surface silver and gold mineralization on the Kirazli Project, with favourable grades.

Current exploration has greatly expanded the project resource area, with silver mineralization now defined over a strike length of 300 metres, and gold mineralization defined over a strike length of 1,000 metres. Drill hole KD-37 has intersected 27g/t silver and 1.01 g/t gold over 117 metres starting at surface. Silver mineralization in this hole included an interval, beginning at surface, that returned 131.36 g/t silver over 10.5 metres. While gold values from KD-37 have been previously reported (Fronteer press release September 13, 2005), silver results were withheld pending confirmation by surface trenching.

Channel samples taken from a 2 metre deep trench immediately next to KD-37 have confirmed the presence of a near surface silver-gold orebody. The average grade from 36 samples taken from these trenches was 45 g/t silver (with a high of 247 g/t silver) and 0.76 g/t gold (with a high of 2.18 g/t gold). Mineralization in KD-37 correlates with that in KD-39, situated 100 metres to the north, which returned 91 g/t silver and 1.12 g/t gold over a width of 64 metres starting at surface (see Fronteer press release September 28, 2005).

In a new drill hole located 90 metres to the north of KD-39, hole KD-41 intersected 8.98 g/t silver over 24 metres and 0.51 g/t gold over 16 metres starting at a depth of 6.25 metres. Results from KD-41 indicate that the gold-silver system persists and remains open to the north.

Also reported here for the first time are silver results from drill hole KD-30, located 100 metres south of KD-37. Drill hole KD-30 intersected 38.88 g/t silver over 36.8 metres within a broader interval returning 1.83 g/t gold over 70.8 metres.

These new results increase the footprint of the Kirazli resource area, which forms a north-south corridor that is now approximately 1,000 metres long and 100 metres wide, with an average thickness of 40 metres. The Kirazli gold zone is still open to the north and south and at depth, and continues to yield economically significant near surface mineralization.

The Kirazli Project is an open-pit style gold deposit endowed with a valuable component of near surface gold and silver mineralization. This near surface component is underlain and surrounded by large tonnage gold mineralization with grades more typical of open-pit deposits (0.3 - 2 g/t gold) which persist to depths of at least 280 metres. The orientation of the gold-silver zone is sub-horizontal and stated widths are approximately 90% of true widths.

Geological models for the resource area are currently being constructed as a basis for a 43-101 compliant resource estimate to be completed by the year end.

The Kirazli project is one of two advanced-stage gold properties currently being developed by Fronteer. The second property, Agi Dagi, is also being drilled and will be the subject of a separate resource estimate to be completed by the year end.

Fronteer also has a controlling 57% interest in an outstanding uranium district in Labrador. A $5.0 million, 13,000 metre drill program is currently underway.

Finally, the Company is advancing twelve, 100% owned gold projects in Chiapas, Mexico.

For further information on Fronteer visit www.fronteergroup.com or contact:
Mark O'Dea, President & CEO
Rick Valenta, VP Exploration & COO
Dan McIntyre, Corporate Communications
(PH) 604-632-4677 or Toll Free 1-877-632-4677
info@fronteergroup.com

Assay results have been prepared under the guidance of Mr. Ian Cunningham-Dunlop P.Eng, who is designated as a Qualified Person with the ability and authority to verify the authenticity of and validity of this data. All samples were analyzed by ALS Chemex, North Vancouver, BC, using ICP-AES and fire assay.

This News Release includes certain "forward looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Without limitation, statements regarding potential mineralization and resources, economic significance of results, type of mining method, exploration results, and future plans and objectives of the Company are forward looking statements that involve that involve various degrees of risk. The following are important factors that could cause Fronteer’s actual results to differ materially from those expressed or implied by such forward looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future profitability and the uncertainty of access to additional capital.